Exhibit (a) (12)

February 17, 2014

National Interstate Corporation

3250 Interstate Drive

Richfield, Ohio 44286

Ladies and Gentlemen:

National Interstate Corporation (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, of the consideration to be received by the public shareholders of the Company in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Proposed Transaction involves a tender offer by Great American Insurance Company (“GAIC”), a wholly-owned subsidiary of American Financial Group, Inc. (“AFG”), to acquire all of the outstanding shares of the Company’s common stock not currently owned by GAIC, AFG or any of their respective affiliates for $28.00 per share in cash.

Scope of Analysis

Duff & Phelps has been engaged in the financial advisory and investment banking business since 1932. Duff & Phelps advises boards of directors, special committees, trustees and other fiduciaries on fairness issues in a wide variety of business transactions.

Duff & Phelps, LLC	T +1 312 697 4600	www.duffandphelps.com
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National Interstate Corporation

February 17, 2014

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2012 and the Company’s unaudited interim financial statements for the nine months ended September 30, 2013 included in the Company’s Form 10-Q filed with the SEC;

b.	The Company’s draft audited financial statements for the year ended December 31, 2013;

c.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including a 2014 financial budget, provided to Duff & Phelps by management of the Company, upon which Duff & Phelps has relied in performing its analysis;

d.	Five year financial projections provided to Duff & Phelps by senior management of the Company, upon which Duff & Phelps has relied in performing its analysis (the “Management Projections”);

e.	The A.M. Best credit report dated July 12, 2013; and

f.	Documents related to the Proposed Transaction, including the Tender Offer Statement filed on Schedule TO by GAIC and AFG with the SEC on February 5, 2014;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with senior management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company’s common stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

National Interstate Corporation

February 17, 2014

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the board of directors of the Company (the “Board of Directors”) and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

4.	Assumed that information supplied and representations made by Company management regarding the Company and the Proposed Transaction are accurate in all material respects;

5.	Relied on the assurances of Company management that Company management is not aware of any information or facts that would make the information supplied to Duff & Phelps incomplete or misleading; and

6.	Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, or (iii) advise the Company, the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

National Interstate Corporation

February 17, 2014

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock (or any related matter) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Company and the Board of Directors in connection with their consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address any transaction related to the Proposed Transaction; (ii) is not a recommendation as to how the Board of Directors or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, and (iii) does not indicate that the consideration offered is the best possibly attainable under any circumstances; instead, it merely states whether the consideration offered in the Proposed Transaction is within a range suggested by certain financial analyses. A decision as to whether to recommend, not to recommend, or take no position with respect to the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated February 12, 2014 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ informing the Company that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion,

National Interstate Corporation

February 17, 2014

Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the consideration to be received by the public shareholders of the Company in the Proposed Transaction is not fair from a financial point of view to such shareholders (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in his, her or its capacity as a shareholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC